SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G/A

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(b)

(AMENDMENT NO. 4)*

WAFERGEN BIO-SYSTEMS, INC.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

93041P100
(CUSIP Number)

December 31, 2012
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐  Rule 13d-1(b)

☐  Rule 13d-1(c)

☑  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 93041P100

1	NAME OF REPORTING PERSON Alnoor Shivji
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 3,644,080
	6	SHARED VOTING POWER 4,920,725
	7	SOLE DISPOSITIVE POWER 3,644,080
	8	SHARED DISPOSITIVE POWER 4,920,725
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,564,805
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 19.06%
12	TYPE OF REPORTING PERSON IN

CUSIP NO. 93041P100

Item 1(a).	Name of Issuer:

WAFERGEN BIO-SYSTEMS, INC.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

7400 Paseo Padre Parkway
Fremont, California 94555

Item 2(a).	Name of Person Filing:

Alnoor Shivji

Item 2(b).	Address of Principal Business Office or, if None, Residence:

692 Hillcrest Terrace
Fremont, California 94539

Item 2(c).	Citizenship:

U.S.A.

Item 2(d).	Title of Class of Securities:

Common Stock, par value $0.001 per share (the “Common Stock”)

Item 2(e).	CUSIP Number:

93041P100

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

Not Applicable

(a)		Broker or dealer registered under Section 15 of the Exchange Act.

(b)		Bank as defined in Section 3(a)(6) of the Exchange Act.

(c)		Insurance company as defined in Section 3(a)(19) of the Exchange Act.

(d)		Investment company registered under Section 8 of the Investment Company Act.

(e)		An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).

(f)		An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

(g)		A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).

(h)		A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

(i)		A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act.

(j)		Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

(k)		Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution:

CUSIP NO. 93041P100

Item 4.	Ownership.

(a) Amount beneficially owned:

8,564,805 shares. Includes (i) 2,613,552 shares of common stock held in The Shivji Family Trust dated June 12, 2000 (the “Family Trust”), of which Mr. Shivji is co-trustee with his wife; (ii) 144,999 shares of common stock held in the Jameel Shivji Irrevocable Trust U/A dated December 30, 2004, the Shivji Children’s Trust fbo Zara Shivji U/A dated November 30, 2000, and the Shivji Children’s Trust fbo Suraya Shivji U/A dated November 30, 2000 (the “Children’s Trusts”), of which Mr. Shivji is co-trustee with his wife; (iii) 1,250 shares of restricted stock that will vest within 60 days of December 31, 2012; (iv) 474,166 shares subject to options exercisable within 60 days of December 31, 2012; (v) 615,385 shares subject warrants exercisable within 60 days of December 31, 2012; (vi) 1,323,290 shares subject to warrants held by the Family Trust exercisable within 60 days of December 31, 2012; (vii) 74,403 shares subject to warrants held by the Children’s Trusts exercisable within 60 days of December 31, 2012; (viii) 384,615 shares of common stock subject to Series A-1 Preferred Stock held by the Family Trust convertible within 60 days of December 31, 2012; and (ix) 379,866 shares of common stock subject to promissory notes held by the family Trust convertible within 60 days of December 31, 2012.

(b) Percent of class:

Approximately 19.06% of the shares of Common Stock outstanding as of December 31, 2012, assuming 44,926,377 shares outstanding, representing (i) 41,673,402 shares outstanding as stated in the Issuer’s Quarterly Report on Form 10-Q filed on November 9, 2012; (ii) 1,250 shares of restricted stock that will vest within 60 days of December 31, 2012; (iii) 474,166 shares subject to options exercisable within 60 days of December 31, 2012; (iv) 2,013,078 shares subject to warrants exercisable within 60 days of December 31, 2012; (v) 384,615 shares subject to preferred stock convertible within 60 days of December 31, 2012; and (vi) 379,866 shares subject to promissory notes convertible within 60 days of December 31, 2012.

(c) Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote

3,644,080

(ii) Shared power to vote or to direct the vote

4,920,725

(iii) Sole power to dispose or to direct the disposition of

3,644,080

(iv) Shared power to dispose or to direct the disposition of

4,920,725

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

CUSIP NO. 93041P100

Item 7.	Identification and Classification of the Subsidiary That Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

By signing below each of the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP NO. 93041P100

SIGNATURE

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 8, 2013

/s/ Alnoor Shivji
Alnoor Shivji